UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b),

(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 6)*

ServiceSource International, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

81763U 10 0

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 81763U 10 0	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS. Housatonic Micro Fund SBIC, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON* PN

(1)

This Amendment No. 6 to the statement on Schedule 13G is filed by Housatonic Micro Fund SBIC, L.P. (“HMF SBIC”), Housatonic Micro Partners SBIC, L.L.C. (“HMP SBIC”), Housatonic Equity Investors IV, L.P. (“HEI IV”), Housatonic Equity Partners IV, L.L.C. (“HEP IV”) and Housatonic Equity Affiliates IV, L.P. (“HEA IV,” together with HMF SBIC, HMP SBIC, HEI IV and HEP IV, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP NO. 81763U 10 0	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS. Housatonic Micro Partners SBIC, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON* OO

(1)	This Amendment No. 6 to the statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP NO. 81763U 10 0	13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS. Housatonic Equity Investors IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON* PN

(1)	This Amendment No. 6 to the statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP NO. 81763U 10 0	13G	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS. Housatonic Equity Affiliates IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON* PN

(1)	This Amendment No. 6 to the statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP NO. 81763U 10 0	13G	Page 6 of 9 Pages

1	NAMES OF REPORTING PERSONS. Housatonic Equity Partners IV, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON* OO

(1)	This Amendment No. 6 to the statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

Introductory Note: This Amendment No. 6 to the statement on Schedule 13G is being filed by the Reporting Persons in respect of shares of Common Stock, par value $0.0001 per share (“Common Stock”), of ServiceSource International, Inc. (the “Issuer”).

Item 1

(a)	Name of Issuer:		ServiceSource International, Inc.

(b)	Address of Issuer’s
	Principal Executive Offices:		44 Montgomery Street, Suite 3450
San Francisco, California 94104

Item 2

(a)	Name of Person(s) Filing:

Housatonic Micro Fund SBIC, L.P. (“HMF SBIC”)
Housatonic Micro Partners SBIC, L.L.C. (“HMP SBIC”)
Housatonic Equity Investors IV, L.P. (“HEI IV”)
Housatonic Equity Affiliates IV, L.P. (“HEA IV”)
Housatonic Equity Partners IV, L.L.C. (“HEP IV”)

(b)	Address of Principal Business Office:		c/o Housatonic Partners
One Post Street, Suite 2600
San Francisco, California 94104-5203

(c)	Citizenship:

	HMF SBIC	Delaware
	HMP SBIC	Delaware
	HEI IV	Delaware
	HEA IV	Delaware
	HEP IV	Delaware

(d)	Title of Class of Securities:		Common Stock

(e)	CUSIP Number:	81763U 10 0

Item 3	Not applicable.

Page 7 of 9 Pages

Item 4	Ownership.

The following information with respect to the ownership of the Common Stock by the Reporting Persons filing This Amendment No. 6 to the statement on Schedule 13G is provided as of December 31, 2018:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
HMF SBIC	0	0	0	0	0	0	0.0%
HMP SBIC	0	0	0	0	0	0	0.0%
HEI IV	0	0	0	0	0	0	0.0%
HEA IV	0	0	0	0	0	0	0.0%
HEP IV	0	0	0	0	0	0	0.0%

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

Not applicable.

Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2019

Housatonic Micro Fund SBIC, L.P.
By:	Housatonic Micro Partners SBIC, L.L.C.
Its:	General Partner

By:	/s/ Barry D. Reynolds
Barry D. Reynolds, Manager

Housatonic Micro Partners SBIC, L.L.C.

By:	/s/ Barry D. Reynolds
Barry D. Reynolds, Manager

Housatonic Equity Investors IV, L.P.
By:	Housatonic Equity Partners IV, L.L.C.
Its:	General Partner

By:	/s/ Barry D. Reynolds
Barry D. Reynolds, Manager

Housatonic Equity Affiliates IV, L.P.
By:	Housatonic Equity Partners IV, L.L.C.
Its:	General Partner

By:	/s/ Barry D. Reynolds
Barry D. Reynolds, Manager

Housatonic Equity Partners IV, L.L.C.

By:	/s/ Barry D. Reynolds
Barry D. Reynolds, Manager

Exhibit(s):

A - Joint Filing Statement

Page 9 of 9 Pages